Exhibit 99.1

Sinopec Shanghai Petrochemical Company Limited

Rules of Procedure of the Audit and Compliance Committee of the Board

Considered and approved at the Sixth Meeting of the Fifth Session of the Board on 7 December 2005

First Amendment at the Sixth Meeting of the Sixth Session of the Board on 27 March 2009

Second Amendment at the Fifth Meeting of the Seventh Session of the Board on 29 March 2012

Third Amendment at the Eleventh Meeting of the Eighth Session of the Board on 16 March 2016

Forth Amendment at the Sixth Meeting of the Tenth Session of the Board on 28 April 2021

Fifth Amendment at the Twenty-ninth Meeting of the Tenth Session of the Board on 26 May 2023

Chapter 1: General Provisions

Article 1: In order to enhance the decision-making function of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”), to guide and supervise the Company’s compliance, to ensure the Board’s effective supervision over the management and to improve its corporate governance structure, the Company has established the audit and compliance committee (the “Audit and Compliance Committee”) under the Board and developed these Rules of Procedure pursuant to Company Law of the People’s Republic of China, Code of Corporate Governance for Listed Companies in China, Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and other relevant regulations.

Article 2: The Audit and Compliance Committee shall be a special committee under the Board. It is primarily responsible for proposing the appointment or replacement of an external audit firm and facilitating the communications between the internal and external auditors and compliance of the Company; overseeing the Company’s internal audit policy, compliance policy, and the implementation thereof; auditing the Company’s financial information and the disclosure thereof; and reviewing the Company’s risk management and internal control system.

Chapter 2: Composition

Article 3: The Audit and Compliance Committee shall be composed of three non-executive directors, at least two of whom shall be independent non-executive directors. At least one independent non-executive director shall be an accounting professional.

Article 4: The members of the Audit and Compliance Committee shall be elected by the Board.

Article 5: The Audit and Compliance Committee shall have a chairperson who shall be an independent non-executive director with professional qualification in accounting, and in charge of the work of the Audit and Compliance Committee. All members of the Audit and Compliance Committee shall fulfil requirements of domestic and overseas securities regulatory authorities regarding members of Audit and Compliance committee, including requirements on independence.

Article 6: The term of office of the members of the Audit and Compliance Committee shall correspond with the term of office of the Board. Upon expiration of the term of office, a member may serve another term of office upon reappointment. If a member no longer takes up the directorship of the Company during his term of office, he shall automatically be disqualified as a member and the Board shall appoint a replacement pursuant to the provisions hereof.

Article 7: The Audit and Compliance Committee shall have a secretary appointed by the chairperson of the Audit and Compliance Committee. The secretary shall be responsible for the day-to-day liaison work, the arrangement of meetings, etc.

Article 8: No members of the Audit and Compliance Committee may receive, directly or indirectly, any counseling fees, consultant fees or other rewards other than the remuneration from the Company.

Chapter 3: Duties and Powers

Article 9: The major duties and powers of the Audit and Compliance Committee:

(1)	to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(2)	to oversee the Company’s internal audit policy, compliance policy and the implementation thereof;

(3)	to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(4)	to be in charge of the communications between the Company’s internal and external auditors;

(5)	to review the Company’s financial reports and the disclosure thereof;

(6)	to review the Company’s risk management and internal control system and submit to the Board an annual self-assessment report on the Company’s risk management and internal control;

(7)	to oversee and evaluate the Company’s compliance work;

(8)

to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(9)

to report to the board of directors of any suspected fraud and non-compliance, failures of risk management and internal control systems, or suspected violations of laws and regulations that comes under his/her attention and submitted in order of importance to the board for inspection. Review the results of internal investigations on suspicious of fraud and non-compliance, risk management and internal control failure and on activities in violation of laws or regulations on financial reports;

(10)	to review the major connected transactions;

(11)

to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

(12)

to set up compliance reporting policies and systems to ensure that company employees and other parties in contact with the company (such as customers and suppliers) can raise their concerns on any possible improper matter regarding the company to the Audit and Compliance Committee.

(13)	to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(14)	to perform other duties and powers as assigned by the Board.

Article 10: The Audit and Compliance Committee shall be accountable to the Board. The resolutions made by the Audit and Compliance Committee may be implemented only after the same are submitted to the Board for consideration and approval.

Chapter 4: Decision-making Procedures

Article 11: According to its duties and powers, the Audit and Compliance Committee shall have the power to request for any information from various functions under the Company as well as the subsidiaries and holding companies, including but not limited to:

(1)	relevant financial reports of the Company;

(2)	work reports by the internal audit function;

(3)	external audit contracts and relevant work reports;

(4)	information disclosure to the public by the Company;

(5)	audit reports on the Company’s major connected transactions;

(6)	Compliance Evaluation Report; and

(7)	other relevant information as deemed necessary by the Audit and Compliance Committee.

Article 12: The Audit and Compliance Committee shall appraise the matters listed above through discussion and refer the relevant written resolution materials to the Board for discussion, which shall include (but is not limited to):

(1)	an evaluation of the performance of the external audit firm as well as the appointment and replacement of the external audit firm;

(2)

whether or not the Company’s risk management and internal control system and compliance policy are adequate and sound and have been implemented effectively and whether or not there are any major defects in the system or policy;

(3)

whether or not the financial reports and other information disclosed to the public by the Company are comprehensive, objective and true; and whether or not the major connected transactions of the Company are in compliance with the relevant laws and regulations; and

(4)	other relevant matters.

Chapter 5: Work Rules for Annual Reports

Article 13: The Audit and Compliance Committee shall, after the end of each financial year, discuss with the accounting firm responsible for the auditing of the Company’s annual reports (i.e. the “external audit firm”, the same below) on the timetable for the auditing of the financial reports for that year; it shall urge the accounting firm to submit an audit report within an agreed time limit and form a record, in the form of a written opinion, of the method, frequency and result of each urging, signed by a relevant responsible person as confirmation. The Audit and Compliance Committee should have at least two meetings with the external audit firm each year.

Article 14: The Audit and Compliance Committee shall, prior to the on-site annual audit by the accounting firm, review the financial and accounting statements prepared by the Company and form a written review opinion, shall, during the on-site annual audit by the accounting firm, strengthen the communications with the accounting firm and shall, after a preliminary audit opinion is presented by the accounting firm, review the Company’s financial and accounting statements and form a written review opinion again.

Article 15: The Audit and Compliance Committee shall vote on the annual financial and accounting statements and submit the same to the Board for consideration after forming a resolution thereon.

Article 16: During the reappointment of an accounting firm for the annual audit for the following year, the Audit and Compliance Committee shall conduct a comprehensive and objective evaluation of the audit for that year completed by and the quality of the auditing practices of the accounting firm, form an affirmative opinion and submit the same to the Board for consideration and approval and to a general meeting of shareholders for consideration. If a negative opinion is formed, it shall appoint another accounting firm.

In the event of the appointment of another accounting firm for the annual audit for the following year, the Audit and Compliance Committee shall, by way of interviews and communications, acquire a comprehensive understanding and conduct a proper evaluation of the previously appointed accounting firm and the proposed appointed accounting firm, form a resolution and submit the same to the Board for consideration and approval and to a general meeting of shareholders for consideration. It shall also notify the previously appointed accounting firm to attend the general meeting and express its views thereat. The Company shall make a full disclosure of the resolution made at the general meeting and the views expressed by the previously appointed accounting firm thereat.

The abovementioned communications, evaluations, opinions and resolution by the Audit and Compliance Committee shall be included in a written record which shall be signed by the relevant parties and shall, within three working days after the disclosure of the resolution made at the general meeting, be reported to the securities regulatory bureau in the place where the Company is incorporated.

Chapter 6: Rules of Procedure

Article 17: The Audit and Compliance Committee shall convene no less than two meetings a year by giving notice to all its members ten days in advance. Meetings shall be chaired by the chairperson of the Audit and Compliance Committee. If the chairperson is unable to attend a meeting, he may appoint another member (an independent non-executive director) to chair the meeting.

The Audit and Compliance Committee shall convene a meeting upon proposal by a majority of members. The external auditors may call for a meeting when necessary.

Article 18: The Audit and Compliance Committee shall convene a meeting only when more than two-thirds of the members are present thereat; each member shall have one vote; any resolutions proposed at a meeting shall be passed by a majority of all members.

Article 19: Voting shall be made by a show of hands or by ballot at a meeting of the Audit and Compliance Committee. The Audit and Compliance Committee may accept a written motion in lieu of convening a meeting. A written motion that is passed by a majority of all members shall form an effective resolution.

Article 20: The Audit and Compliance Committee may invite the Company’s internal auditing officers to attend a meeting as non-voting attendees and may, if necessary, invite the directors, supervisors, other officers and the appointed external audit firm of the Company to attend a meeting as non-voting attendees.

Article 21: The Audit and Compliance Committee may consider professional advice from the external legal advisor or other independent parties. If necessary, the Audit and Compliance Committee may engage an intermediary to provide professional advice on its decision-making at the expense of the Company.

Article 22: The procedures for convening a meeting of the Audit and Compliance Committee, the method of voting thereat and the resolutions passed thereat shall be in compliance with the relevant laws, regulations, Articles of Association and these Rules of Procedure.

Article 23: Meetings of the Audit and Compliance Committee shall have their minutes on which the members present at such meetings shall sign their names. Meeting minutes and resolutions shall be maintained by the Office of the Secretary to the Board.

Article 24: Resolutions passed at a meeting of the Audit and Compliance Committee and the voting results thereat shall be reported in writing to the Board.

Article 25: The members present at a meeting and the persons who attend the meeting as a non-voting attendees shall be obliged to maintain confidentiality towards the matters discussed thereat. No such members may disclose the relevant information without authorization.

Chapter 7: Supplementary Provisions

Article 26: These Rules of Procedure shall be effective from the date of adoption by the Board.

Article 27: Matters not covered hereunder shall be dealt with pursuant to the provisions of the relevant laws, regulations and the Articles of Association. In case of any conflict between these Rules of Procedure and the relevant laws or regulations to be promulgated in future or the Articles of Association to be amended by legal procedures, the relevant laws, regulations and the Articles of Association shall prevail, amendments shall be made immediately to these Rules of Procedure and submitted to the Board for consideration and approval.

Article 28: The right to construe these Rules of Procedure shall reside in the Board.